Exhibit 99.II-1(av)

Theratase

Theratase plc
Trafalgar House, 11-12 Waterloo Place
London SW1Y 4AU

Telephone: +44 (0) 207 863 8819
Facsimile: +44 (0) 207 863 8820
1 April 2007
www.theratase.com

Private & Confidential
Philip Percival
10 Holland Park Court
Holland Park Gardens
London
W14 8DN

Dear Philip

We are pleased to confirm the terms of your appointment as non-executive Chairman of Theratase plc (the “Company”).

Commencement

The terms of this letter of appointment shall commence with effect from 1 April 2007.

Term of Appointment

The term of your appointment shall be for one year.

Duties

1.         You will be expected to attend all Board meetings either in person or by telephone conference, unless it is not reasonably possible.

2.         It is expected that you will attend the Company’s Annual General Meeting in each year and any other General Meetings which may be convened.

3.         You will devote such time to the affairs of the Company as is necessary to fulfil these duties.

4.         You will comply with the Model Code for transactions in securities by Directors published by the UK Listing Authority.

Duties of Chairman

1.         You will be expected to chair all Board meetings, unless it is not reasonably possible. In addition you may be required to chair such extra Board meetings as may from time to time be necessary to conduct the business of the Company.

Registered address as above

Registered number 2815159

2.         It is expected that you will chair the Company’s Annual General Meeting in each year and other General Meetings which may be convened.

3.         You will be a member of the Audit, Remuneration, and Nomination Committees.

4.         You will be responsible for running the Board, and dealing with investor relations.

Remuneration and expenses

The Company will pay you a Director’s fee of £34,776 per annum payable monthly and in arrears and the Company will re-imburse all reasonable expenses, supported by documentation, incurred in fulfilling your duties.

Confidentiality

You shall treat as confidential and not at any time (either while you remain a non-executive director of the Company or at any subsequent time) or for any reason (other than as required by law) disclose to any third party, or use for your own purposes or for those of any third party, any confidential information belonging to the Company or its subsidiaries which has at any time been disclosed to or acquired by you.

Please countersign the enclosed duplicate of this letter and return it to me as confirmation of your agreement to the foregoing terms.

Yours sincerely
For and on behalf of
Theratase plc

Colin Anderson
Company Secretary

To the Directors of Theratase plc

I agree to the terms of the above letter

Philip Percival	Dated: